UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:  May 2003           File No.    0-49917

Nevada Geothermal Power Inc.

(Formerly Continental Ridge Resources Inc.)

(Name of Registrant)

900 – 409 Granville Street, Vancouver, British Columbia, CANADA  V6C 1T2

(Address of principal executive offices)

1.

Interim Financial Statements for the Period Ended March 31, 2003

2.

B.C. Form 51-901F for the Nine Months Ended March 31, 2003

3.

Press Release dated May 27, 2003

4.

Press Release dated June 2, 2003

5.

Press Release dated June 25, 2003

6.

Press Release dated July 2, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

        No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Nevada Geothermal Power Inc.

(Registrant)

Date:  July 22, 2003                               Signed:   /s/ Brian Fairbank

                                                                             Brian Fairbank,

                                                                             President and Director

NEVADA GEOTHERMAL POWER INC.

(formerly CONTINENTAL RIDGE RESOURCES INC.)

FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

FOR THE NINE MONTH PERIOD ENDED

MARCH 31, 2003

NEVADA GEOTHERMAL POWER INC.

(formerly CONTINENTAL RIDGE RESOURCES INC.)

BALANCE SHEETS

(Unaudited – Prepared by Management)

	March 31, 2003	June 30, 2002

ASSETS

Current
Cash	$ 57,199	$ 32,803
Accounts receivable	8,237	4,429
Prepaid expenses	21,581	6,581
Exploration advances	-	86,902
	87,017	130,715

Mineral Property Costs	453,601	256,000

Investments	25,000	25,000

Capital assets	5,888	7,109

	$ 571,506	$ 418,824

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable	$ 149,298	$ 38,337

Shareholders' equity
Capital stock	3,557,758	3,214,733
Share subscriptions	55,100	86,100
Contributed surplus	23,000	23,000
Deficit	(3,213,650)	(2,943,346)

	422,208	380,487

	$ 571,506	$ 418,824

On behalf of the Board:

“Brian Fairbank”	Director	“Jack Milligan”	Director

NEVADA GEOTHERMAL POWER INC.

(formerly CONTINENTAL RIDGE RESOURCES INC.)

STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited – Prepared by Management)

	Three Month Period Ended March 31, 2003	Three Month Period Ended March 31, 2002	Nine Month Period Ended March 31, 2003	Nine Month Period Ended March 31, 2002

REVENUE
Gain on settlement of debt	$ -	$ -	$ -	$ -
Gain (loss) on sale of shares	-	(5,791)	-	(8,030)
Interest income	-	-	-	1
	-	(5,791)	-	(8,029)

EXPENSES
Accounting and audit	-	-	2,470	2,097
Administration fees	14,524	8,250	42,615	19,950
Bank charges and interest	50	20	288	424
Consulting fees	21,426	7,500	41,311	22,500
Depreciation	406	380	1,222	1,016
Foreign exchange loss	514	(288)	140	(877)
Investor relations & shareholder information	19,405	10,705	84,587	29,238
Legal	21,134	13,354	43,035	19,683
Office and miscellaneous	5,969	4,947	9,757	10,809
Regulatory and transfer agent	11,183	6,639	22,479	11,059
Rent and telephone	9,083	3,767	16,601	10,379
Travel and business development	4,427	4,815	5,799	9,175

	108,121	60,089	270,304	135,453

Loss for the period	108,121	65,880	270,304	143,482

Deficit, beginning of period	3,105,529	2,743,886	2,943,346	2,666,284

Deficit, end of period	$ 3,213,650	$ 2,809,766	$ 3,213,650	$ 2,809,766

Loss per share	$ 0.01	$ 0.01	$ 0.01	$ 0.01

NEVADA GEOTHERMAL POWER INC.

(formerly CONTINENTAL RIDGE RESOURCES INC.)

STATEMENTS OF CASH FLOWS

(Unaudited – Prepared by Management)

	Three Month Period Ended March 31, 2003	Three Month Period Ended March 31, 2002	Nine Month Period Ended March 31, 2003	Nine Month Period Ended March 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (108,121)	$ (65,880)	$ (270,304)	$ (143,482)
Items not affecting cash:
Gain on settlement of debt via share issuance	-	-	-	-
Depreciation	406	380	1,221	1,016
	(107,715)	(65,500)	(269,083)	(142,466)
Changes in non-working capital items:
(Increase) decrease in amounts receivable	554	(1,211)	(3,808)	(3,286)
(Increase) decrease in prepaid expenses	-	(7,331)	(15,000)	1,318
(Increase) decrease in short-term investments	-	12,500	-	22,500
(Increase) decrease in exploration advances	-	-	86,902	-
Increase (decrease) in accounts payable	71,723	41,639	110,961	34,006

Net cash used in operating activities	(35,438)	(19,913)	(90,028)	(87,928)

INVESTING ACTIVITIES
Capital assets	-	-	-	(5,000)
Mineral property costs	(1,682)	(16,023)	(197,601)	(74,638)

Net cash (used) received from investing activities	(1,682)	(16,023)	(197,601)	(79,638)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash	76,351	198,668	312,025	287,168
Capital stock issued for debt	-	-	-	-
Capital issued for finders fee	-	-	-	-
Capital stock issued for property	-	-	-	34,166

Net cash provided by financing activities	76,351	198,668	312,025	321,334

Change in cash and equivalents during the period	39,231	162,732	24,396	153,768

Cash and equivalents, beginning of period	17,968	2,151	32,803	11,115

Cash and equivalents, end of period	$ 57,199	$ 164,883	$ 57,199	$ 164,883

NEVADA GEOTHERMAL POWER INC.

(formerly CONTINENTAL RIDGE RESOURCES INC.)

MINERAL PROPERTY COSTS

(Unaudited – Prepared by Management)

NINE MONTH PERIOD ENDED MARCH 31, 2003

	2003	2002
Alaska Properties – Gobi, Sahara, West Point, Mojave
Acquisition costs	-	4,166
Lease, rental payments	3,070	3,977
Geological services	682	-
Diamond drilling	-	-
Claim staking and recording	-	-
	3,752	8,143
Blue Mountain Geothermal Project
Acquisition costs	15,500	45,558
Lease, rental payments	5,212	11,219
Geological services	15,788	9,718
Diamond drilling	155,864	-
Claim staking and recording	-	-
	192,364	66,495

Potential properties – site investigation	1,485	-

Expenditures for the period	197,599	74,638

Property costs, beginning of the period	256,000	131,113

Property costs, end of the period	$ 453,601	$ 205,751

NEVADA GEOTHERMAL POWER INC.

(formerly CONTINENTAL RIDGE RESOURCES INC.)

NOTES TO THE FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

NINE MONTH PERIOD ENDED MARCH 31, 2003

1.

BASIS OF PRESENTATION

The financial statements contained herein include the accounts of Nevada Geothermal Power Inc. formerly Continental Ridge Resources Inc. (the "Company").

The interim period financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles.  All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements.  Certain inform and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condense or omitted.  These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report.  In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2.

NATURE OF OPERATIONS

The Company was incorporated on April 13, 1995 in the Province of British Columbia, Canada, under the name “Blue Desert Mining Inc.” by registration of its Articles and Memorandum pursuant to the Company Act (British Columbia).  The Company obtained a receipt on November 24, 1995, for a Prospectus filed with the Alberta Securities Commission.  Following the completion of the Offering pursuant to the Prospectus, the Company’s shares were listed for trading on the Alberta Stock Exchange on January 31, 1996.  The Company was designated a “Reporting Issuer” in the Province of British Columbia on December 5, 1996.  Since November 29, 1999, the Company’s shares have been listed for trading on the Canadian Venture Exchange.  On May 25, 2000, the name of the Company was changed to “Canada Fluorspar Inc.” and the Company consolidated its share capital on the basis of three old shares for one new share.  On December 20, 2000 the Company changed its name to “Continental Ridge Resources Inc.”, these was no consolidation of capital.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain economically recoverable ore reserves.  The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production.

These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.  Continued operations of the Company are dependent on the Company's ability to receive continued financial support from related parties, to complete public equity financing, or to generate profitable operations in the future.

3.

INCOME (LOSS) PER SHARE

Income (loss) per share is calculated using the weighted average number of shares outstanding during the period.

4.

RELATED PARTY TRANSACTIONS

During the Nine Month period the Company incurred $100,359 to a company controlled by a director for office administration, professional services and geological services. Accounts payable include $84,922 due to the Company controlled by the director. The Company incurred $171,365 to Blue Mountain Power Company Inc., which has two common directors.

5.

SEGMENT INFORMATION

The Company currently conducts substantially all of its operations in Nevada in one business segment.

6.

SUBSEQUENT EVENT

Effective at the opening, May 13, 2003, the Company changed its name from Continental Ridge Resources Inc. to Nevada Geothermal Power Inc. to better reflect the business of the Company.  The new trading symbol is NGP.

The Company retained Shelley F. Kirk of Vancouver to provide investor relations service for the company, pursuant to an agreement dated May 13, 2003. Under the terms of the agreement, Ms. Kirk will receive a service fee of $3,000 per month and expenses, for an initial term of two months.

Ms. Kirk will also receive a grant of 100,000 stock options, which shall be exercisable at a price of 28 cents per share for a period of two years. The options shall be subject to a vesting schedule whereby 25,000 options will vest, and thereby become exercisable, every three months after the date the options are granted.

The company has also entered into an agreement with Goodman Capital (principal Stephen Goodman) of Vancouver, whereby Goodman Capital will assist the company to raise financing and be compensated with a work fee of $2,250 and on a performance basis.

NEVADA GEOTHERMAL POWER INC.

(formerly Continental Ridge Resources Inc.

QUARTERLY REPORT - FORM 51

MARCH 31, 2003

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.

Related Party Transactions:

During the Nine Month period the Company incurred $100,359 to a company controlled by a director for office administration, professional services and geological services.  Accounts payable include $84,922 due to the company controlled by the director.  The Company incurred $171,365 to Blue Mountain Power Company Inc., which has two common directors.

2.

For the nine-month period ended March 31, 2003:

a)

Securities issued:  887,055 common shares for working capital.

b)

Options granted: 435,000 options with an exercise price of $0.28, expiring January 15, 2008

1.

As at March 31, 2003:

a)

Authorized share capital:      100,000,000 common shares – no par value

                                        25,000,000 first preferred shares – no par value

                                                          25,000,000 second preferred shares – no par value

b)

Issued and outstanding:        10,054,725 common shares

Share capital:                            $3,557,650

c)

Summary of outstanding options, warrants and others:

•

345,000 stock options exercisable at $0.10 per share until June 22, 2006

•

65,000 stock options exercisable at $0.25 per share until April 19, 2007

•

60,000 stock options exercisable at $025 per share until April 19, 2004

•

435,000 stock options exercisable at $0.28 per share until January 15, 2008

•

534,500 purchase warrants exercisable at $0.25 per share until April 17, 2003

•

152,000 purchase warrants exercisable at $0.35 per share until June 23, 2003

•

27,778 purchase warrants exercisable at $0.60 per share until September 10, 2003

•

97,500 purchase warrants exercisable at $0.40 per share until January 17, 2004

a)

Shares held in escrow:  nil

Directors:	Brian D. Fairbank, P. Eng Jack W. Milligan, P. Eng Michael Marchand, Ph. D, P.Geo	James E. Yates R. Gordon Bloomquist, Ph. D Markus K. Christen

Officers:	Brian D. Fairbank – President, CEO Jack W. Milligan – Secretary, CFO

Advisors:	Domenic Falcone, CPA Al Korelin, MBA	Ted Fitzpatrick, B. Sc

NEVADA GEOTHERMAL POWER INC.

(formerly Continental Ridge Resources Inc.)

QUARTERLY REPORT - FORM 51

AS AT MARCH 31, 2003

SCHEDULE C: MANAGEMENT DISCUSSION

Description of Business

Nevada Geothermal Power Inc. (the Company) is developing its Blue Mountain Geothermal Project located in Humboldt County, Nevada. The Company has agreed to acquire all of the shares (100%) of the Blue Mountain Power Company Inc. in consideration for the issuance of 5,500,.000 common shares in the capital of the Company to the BMP shareholders.

As well, the Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain economically recoverable ore reserves.  The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production.

The Company was incorporated on April 13, 1995 in the Province of British Columbia, Canada, under the name “Blue Desert Mining Inc.” by registration of its Articles and Memorandum pursuant to the Company Act (British Columbia).  The Company obtained a receipt on November 24, 1995, for a Prospectus filed with the Alberta Securities Commission.  Following the completion of the Offering pursuant to the Prospectus, the Company’s shares were listed for trading on the Alberta Stock Exchange on January 31, 1996.  The Company was designated a “Reporting Issuer” in the Province of British Columbia on December 5, 1996.  Since November 29, 1999, the Company’s shares have been listed for trading on the Canadian Venture Exchange.  On May 25, 2000, the name of the Company was changed to “Canada Fluorspar Inc.” and the Company consolidated its share capital on the basis of three old shares for one new share.  On December 20, 2000 the Company changed its name to “Continental Ridge Resources Inc.”, these was no consolidation of capital.

Discussion of Operations and Financial Condition

Discussion of Operations

The Company incurred a net loss of $270,304 (2002 – $143,482) for the nine-month period ended March 31, 2003. Among the more significant expenses making up this loss are legal fees of $43,035 (2002 - $19,683); consulting fees of $41,311 (2002 - $22,500); administration fees of $42,615 (2002 - $19,950); office and miscellaneous costs of $9,757 (2002 - $10,809); rent and telephone costs of $16,601 (2002 - $10,379); regulatory and transfer agent fees of $22,479 (2002 - $11,059); and investor relations costs of $84,587 (2002 - $29,238).   The Company added staff in 2002, which increased administration costs, as well the Company completed two small financings in the first-half of the fiscal year which increased legal, regulatory and transfer agents costs.  Gregg Wilson, corporate relations, increased the Company’s exposure thru radio interviews, trade shows and brokerage meetings in the nine months.  Many of the trade shows were out of province which increased costs compared to 2001.   The Company retained an advisor to help acquire a US OTC BB listing which increased the consulting costs; at the time of this report the Company is expecting to receive trading approval from the NASD any day.  The Company announced the merger between the Company and Blue Mountain Power Company Inc., a majority of the legal fees are related the merger.

Mineral Properties Costs

The acquisition and exploration costs of the Company's mineral properties are as follows:

	2003	2002

Pogo Area Project – Alaska	$93,758	$90,006
Blue Property – Nevada	358,358	115,745
Potential properties – site investigation	1,485	-

	$453,601	$205,751

NEVADA GEOTHERMAL POWER INC.

(formerly Continental Ridge Resources Inc.

QUARTERLY REPORT - FORM 51

AS AT MARCH 31, 2003

Pogo Area Project

The company acquired an interest in a number of claims in the pogo area of interest, south-east of Fairbanks, Alaska. These claim areas are as follows:

i)

Portal/Gobi Claims

The Company has an option to acquire 100% interest in a number of claims by the issue of 66,667 shares, 16,667 on regulatory approval and 16,667 in annual intervals (66,667 issued), by cash payments of $17,500 (paid) and by the payment of an annual advance royalty of $10,000 commencing on December 10, 1999 of which $10,000 was paid by exploration work done in a previous year, and $10,000 was paid in the current year. The Company is required to expend a total of $250,000 on exploration work by December 10, 2002 (requirement met). The optionor retains a 2% Net Smelter Royalty of which 1% may be purchased by the Company for $1,000,000.

In addition, the Company has staked a number of claims adjacent to the Portal/Gobi Claims.

ii)

Sahara and Mohave

The Company has acquired, by staking, a 100% interest in the Mohave claims, located in the Pogo area. Claims in the Sahara Property have been abandoned in the year ended June 30, 2001 and accumulated costs relating to those claims which have been written off.

i)

The Company has entered into agreements on its Pogo area properties with an unrelated company whereby that company will earn a 60% interest in the Portal/Gobi and Mohave properties.  Total expenditures of US$1,500,000 (including $70,000 cash payments due by the Company) are required over a five-year earn-in period.

After the earn-in period the Company will have a 40% participating interest in the joint venture.

The following costs have been incurred on the project:

	2003	2002

Acquisition
Issue of shares	$-	$
Option payments	-		4,166
	-		4,166
Deferred exploration
Lease, rental payments	3,070		3,977
Geological and geophysical	682		-
	3,752		3,977

Less: Option proceeds	-
Less: Costs written off	-		-
	-		-

Net costs (recovered) incurred during the period	3,752		8,143
Balance, beginning of period	90,006		81,863

Balance, end of period	$93,758		$90,006

NEVADA GEOTHERMAL POWER INC.

(formerly Continental Ridge Resources Inc.)

QUARTERLY REPORT - FORM 51

AS AT MARCH 31, 2003

Blue Mountain Geothermal Project, Nevada, U.S.A.

 Subject to regulatory acceptance, the Company entered into an agreement with a company, with two common directors, to earn a 60% joint venture interest in the Blue Mountain Geothermal Project. Over a three-year period, the agreement requires the issue of 600,000 shares (200,000 issued during the period, cash payments of US$50,000 (US$10,000 paid), and US$1,650,000 in exploration expenditures.

The Company will have a 20% joint venture interest after payments of US$30,000, work expenditures of US$450,000, and the issue of 400,000 shares.

The Company announced in December 2002 it has entered into a letter agreement with Blue Mountain Power Company Inc. (“BMP”) whereby the Company shall acquire 100% of the issued and outstanding shares of BMP from the BMP shareholders.

BMP, a private B.C. company, holds a 100% interest in certain geothermal leases located in Humboldt County, Nevada, known as the Blue Mountain Geothermal Project.   Under the terms of the letter of agreement, the Company has agreed to acquire all of the shares of BMP, and thereby 100% of the Blue Mountain Geothermal Project, in consideration for the issuance of 5,500,000 common shares in the capital of the Company (the “Transaction Shares”) to the BMP shareholders.  The Transaction Shares shall be subject to a 4-month hold period and escrow restrictions as determined by the TSX Venture Exchange.

At the Blue Mountain Geothermal Project, the "Deep Blue No.1" discovery well, drilled earlier 2001 with cost sharing by the US Department of Energy, demonstrated resource temperatures of approximately 150°C (300°F) from 470 metres (1530 feet) to the bottom of the hole at 672 metres (2205 feet).  A second 1000-metre (3280-foot) deep test well, to be drilled one kilometre northeast Deep Blue No. 1 at a cost of US$824,000; US$659,000 in funding is pending from the Department of Energy.

Subsequent to this report on April 16th, 2003 Nevada Geothermal acquired geothermal development rights to 2560 acres of private land at its Blue Mountain Geothermal Site bringing the total land holdings to over 7000 acres. The new leases are subject to a 3.5% royalty on gross revenue from electricity sales.   Nevada Geothermal can purchase the royalty for US$1,000,000.

The following costs have been incurred on the project:

	2003	2002

Acquisition
Option payments	$15,500	$45,558

Deferred exploration
Property leases	5,212	11,219
Drilling costs	155,864	-
Geological and geophysical	15,788	9,.718

Expenditures for the six month period	192,364	66,495

Balance, beginning of period	165,994	49,250

Balance, end of period	$358,358	$115,745

NEVADA GEOTHERMAL POWER INC.

(formerly Continental Ridge Resources Inc.

QUARTERLY REPORT - FORM 51

AS AT MARCH 31, 2003

Investor Relations

The Company entered in an agreement with Mindat Research and brought on-board Gregg Wilson to handle investor relations and financing activities on behalf of the Company.  Gregg Wilson will provide investor relations services for the company pursuant to an agreement dated March 15, 2002.  Under the terms of the agreement, Mr. Wilson will receive a service fee of $6,000 per month and expenses.  Mr. Wilson shall also receive a grant of 100,000 stock options, which shall be exercisable at a price of 25 cents per share for a period of two years.  The options shall be subject to a vesting schedule whereby 25,000 options will vest, and thereby become exercisable three months after the date of the options granted.

Mindat Research will assist the Company to raise financing, and will be compensated on a performance basis.  Subsequent to March 31, the Company retained Shelley F. Kirk of Vancouver to provide investor relations service for the company, pursuant to an agreement dated May 13, 2003. Under the terms of the agreement, Ms. Kirk will receive a service fee of $3,000 per month and expenses, for an initial term of two months.

Ms. Kirk will also receive a grant of 100,000 stock options, which shall be exercisable at a price of 28 cents per share for a period of two years. The options shall be subject to a vesting schedule whereby 25,000 options will vest, and thereby become exercisable, every three months after the date the options are granted.

The company has also entered into an agreement with Goodman Capital (principal Stephen Goodman) of Vancouver, whereby Goodman Capital will assist the company to raise financing and be compensated with a work fee of $2,250 and on a performance basis.

Liquidity and Solvency

The financial statements from Schedule A have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	March 31, 2003	March 31, 2002

Deficit	$ 3,213,650	$ 2,809,766
Working capital (deficiency)	(62,281)	61,518

Subsequent to the period ended March 31, a total of 208,500 warrants were exercised at price of $0.25 totalling $52,125.

The funds will be used towards reducing the working capital deficiency.  Also, the Company announced on May 27 that it plans to do a financing of $90,100 at $0.35.

Nevada Geothermal Power Inc.

Announces Private Placement Financing

Trading Symbol: NGP

Exchange: TSX Venture Exchange

Vancouver, B.C., May 27, 2003 - Nevada Geothermal Power Inc. is pleased to announce the terms of a financing whereby the company will place 257,429 Units, at a price of 35 cents per unit, for gross proceeds of C$90,100. Each unit is convertible into one common share and one/half a common share purchase warrant entitling the holder to purchase one additional common share at 40 cents per share for a period of one year. All shares taken up will be subject to a hold period in accordance with the applicable securities laws.

Proceeds of the private placements will be used for working capital.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Nevada Geothermal Power Inc. is an alternative energy company focused on the development of geothermal projects in the Western United States (Nevada) to provide electrical energy that is clean, efficient and sustainable.

###

Nevada Geothermal Power Inc.

Brian D. Fairbank, P. Eng.

President & CEO

Telephone: 604-688-1553

Facsimile: 604-688-5926

Email: fairbank@intergate.ca

Investor Inquiries

Shelley Kirk

Telephone: 604-688-1553

Toll Free: 866-688-0808

Email: sfkirk@nevadageothermal.com

www.nevadageothermal.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This release and referenced materials contain forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations reflected in our forward looking statements are reasonable, individual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements over the next several months.

This Press Release, required by applicable Canadian Laws, is not for distribution to U.S. News Wire Services or for dissemination in the United States, and does not constitute an offer of the securities described herein.

Nevada Geothermal Power Inc.

Announces $300,000 Private Placement Financing

Trading Symbol: NGP

Exchange: TSX Venture Exchange

Vancouver, B.C., June 2nd , 2003 - Nevada Geothermal Power Inc. is pleased to announce a non-brokered private placement offering up to 1,000,000 Units at $0.30 per Unit, each Unit consists of one common share and one-half non-transferable share purchase warrant (a “Warrant”). One whole Warrant will entitle the holder to purchase one additional common share of the Issuer for a period of 12 months from the date of issue at a price of $0.35 per share for a period of 6 months from the date of issue and at a price of $0.40 per share for the balance of the term of the Warrant.

The offering is up to a maximum of $300,000, and no Minimum. The proposed closing dates for the Units may be issued in one or more closings, which will occur on or before July 15th , 2003 or such other date as may be approved by the securities regulatory authorities. All Units are subject to a four-month hold period in accordance with the applicable securities laws.

Proceeds realized by Nevada Geothermal from the private placement, after payment of all expenses of the offering, will be used to fund the estimated cost of Phase I work (well testing of Deep Blue No. 1) on the Blue Mountain Geothermal Project, Nevada, and general working capital.

The Issuer may, in appropriate circumstances, pay a finders fee in connection with the sale of all or a portion of the Units. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Nevada Geothermal Power Inc. is an alternative energy company focused on the development of geothermal projects in the Western United States (Nevada) to provide electrical energy that is clean, efficient and sustainable.

Nevada Geothermal Power Inc.

Brian D. Fairbank, P. Eng.

President & CEO

Telephone: 604-688-1553

Facsimile: 604-688-5926

Email: fairbank@intergate.ca

Investor Inquiries

Shelley Kirk

Telephone: 604-633-1822

Toll Free: 866-688-0808

Email: sfkirk@nevadageothermal.com

www.nevadageothermal.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This release and referenced materials contain forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations reflected in our forward looking statements are reasonable, individual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements over the next several months.

This Press Release, required by applicable Canadian Laws, is not for distribution to U.S. News Wire Services or for dissemination in the United States, and does not constitute an offer of the securities described herein.

Nevada Geothermal Power Inc.

Announces the Close of $80,100 Private Placement Financing

Trading Symbol: NGP

Exchange: TSX Venture Exchange

June 25th , 2003

Vancouver, B.C. - Nevada Geothermal Power Inc. announces that it has completed the non-brokered private placement announced on May 27, 2003. A total of 228,857 units have been placed at a price of $0.35 per unit, each unit is comprised of one common share and one-half of one non-transferable share purchase warrant exercisable at 40 cents per share for a period of one year. All of the securities are subject to a four-month hold. The proceeds of $80,100 received by the financing will be used for general working capital.

Nevada Geothermal Power Inc. is an alternative energy company focused on the development of geothermal projects in the Western United States (Nevada) to provide electrical energy that is clean, efficient and sustainable.

Nevada Geothermal Power Inc.

Brian D. Fairbank, P. Eng.

President & CEO

Telephone: 604-688-1553

Facsimile: 604-688-5926

Email: fairbank@intergate.ca

Investor Inquiries

Shelley Kirk

Telephone: 604-633-1822

Toll Free: 866-688-0808

Email: sfkirk@nevadageothermal.com

www.nevadageothermal.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This release and referenced materials contain forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations reflected in our forward looking statements are reasonable, individual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements over the next several months.

This Press Release, required by applicable Canadian Laws, is not for distribution to U.S. News Wire

Services or for dissemination in the United States, and does not constitute an offer of the securities described herein.

Nevada Geothermal Power Inc.

Shareholder Update

Trading Symbol: NGP

Exchange: TSX Venture Exchange

July 2, 2003

Vancouver, B.C. - Nevada Geothermal Power Inc. is pleased to report progress in corporate development relating to the development of the Blue Mountain Geothermal Project in northern Nevada.

Nevada Geothermal Power Inc. (NGP) will acquire a 100% interest in the Blue Mountain Geothermal Project through a Share Exchange Agreement with Blue Mountain Power Company Inc. (BMPC). The initial discovery well intersected a 150°C geothermal resource at a relatively shallow depth of 470 metres and the Company now plans three additional deep test holes along with other work to complete a feasibility study for an initial 30MW plant.

The "DeepBlue No.1" discovery well, drilled in 2002 with cost sharing by the US Department of Energy (DOE), demonstrated resource temperatures of approximately 150°C (300°F) from 470 metres (1530 feet) to the bottom of the hole at 672 metres (2205 feet). The Company recently received a DOE cost-share contract for US$64,000 for productivity tests in DeepBlue No.1. In addition, DOE confirmed funding of US$640,000 for a second 1000-metre (3280-foot) test well by letter on June 11 th , 2003 and a formal contract is expected shortly. DeepBlue No. 2 will be drilled at a location one kilometre northeast of DeepBlue No. 1.

An independent engineering review by GeothermEx Inc. outlines a discounted cash flow yielding a net-present-value of US$40.6 million (or US$108 million incorporating capital repayment of $67.5 million). GeothermEx states that "the DeepBlue No.1 well indicates a reservoir top at about 450 meters and no temperature reversal up to the total depth of well (672 m). Therefore, the reservoir is more than 222 m thick, and may be considerably thicker" and concludes that "given the attractive temperature level for the drilling depth, the existence of an extensive geothermal anomaly and the relatively flat and accessible terrain of the project site, the Blue Mountain project is as attractive as any being explored or developed in Nevada today."

U.S. Over-The-Counter - Bulletin Board Listing

Nevada Geothermal Power’s application to the National Association of Securities Dealers

(NASD) has been accepted and the Company recently began trading on the OTC – Bulletin Board - symbol “NGLPF”. The US listing will enable the Company to gain wider market exposure in the US and is appropriate given our US geothermal development projects. Quotes for the U.S. listing can be obtained at www.otcbb.com.

Share Exchange Agreement Between Nevada Geothermal Power Inc. (NGP) and

Blue Mountain Power Company Inc. (BMPC)

Nevada Geothermal Power will acquire 100% of BMPC and thus 100% of the Blue Mountain Project and other assets by way of a share exchange agreement approved by shareholders on February 28, 2003. The TSX-Venture Exchange has accepted the transaction subject to Nevada Geothermal Power raising $104,000 in additional working capital (see private placement financing).

Private Placement Financing

In addition to the recently completed $80,100 of private financing, Nevada Geothermal Power will raise up to $300,000 through a non-brokered private placement offering of up to 1,000,000 Units at $0.30 per Unit, each Unit consists of one common share and one-half non-transferable share purchase warrant (a “Warrant”) as announced on June 2, 2003. One whole Warrant will entitle the holder to purchase one additional common share of the Issuer for a period of 12 months from the date of issue at a price of $0.35 per share for a period of 6 months from the date of issue and at a price of $0.40 per share for the balance of the term of the Warrant. The closing dates for the Units will be on or before July 15th, 2003. All Units are subject to a four-month hold period in accordance with the applicable securities laws. Proceeds from this private placement, to be used for well testing of Deep Blue No. 1 and for general working capital, will enable the Share Exchange Agreement to be completed.

Power Market

Geothermal power already constitutes approximately 5% of Nevada’s electrical power supply. Recent Nevada legislation has been passed creating Renewable Energy Credits requiring power market participants to establish a 5% renewable power portfolio in 2003, increasing incrementally to 15% renewable in 2013; has activated the geothermal industry.

Additional geothermal plants contracted by Sierra Pacific Power to meet the 2003 requirements, are being planned and built. On June 27, 2003, Sierra Pacific requested proposals from independent power producers to meet future requirements. Nevada Geothermal Power will submit a proposal to supply power from the Blue Mountain site in response to this latest request.

Nevada Geothermal Power Inc. is an alternative energy company focused on the development of geothermal projects in the Western United States (Nevada) to provide electrical energy that is clean, efficient and sustainable.

Nevada Geothermal Power Inc.

Brian D. Fairbank, P. Eng.

President & CEO

Telephone: 604-688-1553

Facsimile: 604-688-5926

Email: fairbank@intergate.ca

Investor Inquiries

Shelley Kirk

Telephone: 604-633-1822

Toll Free: 866-688-0808

Email: sfkirk@nevadageothermal.com

www.nevadageothermal.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This release and referenced materials contain forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations reflected in our forward looking statements are reasonable, individual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements over the next several months.

This Press Release, required by applicable Canadian Laws, is not for distribution to U.S. News Wire Services or for dissemination in the United States, and does not constitute an offer of the securities described herein.